UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORRESTER RESEARCH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

346563109

(CUSIP Number of Class of Securities)

Forrester Research, Inc.

Gail S. Mann, Esq.

Chief Legal Officer and Secretary

60 Acorn Park Drive

Cambridge, Massachusetts 02140

(617) 613-6000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Margaret R. Cohen, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street, 31st Floor

Boston, MA 02108

(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$130,000,000	$17,732

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 4,062,500 shares of common stock at the minimum tender offer price of $32.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,732
Form or Registration No.:	Schedule TO
Filing Party:	Forrester Research, Inc.
Date Filed:	April 3, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Forrester Research, Inc., a Delaware corporation (“Forrester” or the “Company”), on April 3, 2013, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on April 3, 2013 (collectively, the “Schedule TO”), in connection with the offer by Forrester to purchase for up to $130,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (1) auction tenders at prices specified by the tendering shareholders not greater than $36.00 per Share and not less than $32.00 per Share or (2) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated April 3, 2013 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase is hereby amended as follows:

(1) The title on the cover of the Offer to Purchase is hereby amended to replace the phrase “Not More Than” with “Up to”.

(2) The first paragraph on the cover of the Offer to Purchase is hereby amended to insert the following language after the first sentence:

“Subject to any increase we may later make, the maximum number of Shares that we will purchase in the Offer is 4,062,500.”

(3) The third paragraph on the cover of the Offer to Purchase is hereby amended to insert the following language after the last sentence:

“If we so increase the number of Shares accepted for payment by 2%, the maximum number of Shares that will be purchased pursuant to the Offer is 4,509,206, or approximately 20.2% of our outstanding Shares as of March 15, 2013.”

(4) The first paragraph under “How many Shares is Forrester offering to purchase?” in the Summary Term Sheet of the Offer to Purchase is hereby amended to replace the third sentence with the following:

“At the maximum purchase price of $36.00 per Share, subject to any increase we may later make, we could purchase up to 3,611,111 Shares if the Offer is fully subscribed, which would represent approximately 16.2% of our outstanding Shares as of March 15, 2013. At the minimum purchase price of $32.00 per Share, subject to any increase we may later make, we could purchase up to 4,062,500 Shares if the Offer is fully subscribed, which would represent approximately 18.2% of our outstanding Shares as of March 15, 2013.”

(5) The third from last paragraph under Introduction of the Offer to Purchase is hereby amended to replace the second sentence with the following:

“At the maximum purchase price of $36.00 per Share, subject to any increase we may later make, we could purchase up to 3,611,111 Shares if the Offer is fully subscribed, which would represent approximately 16.2% of our outstanding Shares as of March 15, 2013. At the minimum purchase price of $32.00 per Share, subject to any increase we may later make, we could purchase up to 4,062,500 Shares if the Offer is fully subscribed, which would represent approximately 18.2% of our outstanding Shares as of March 15, 2013.”

(6) The third paragraph in Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase is hereby amended to replace the third sentence with the following language:

“At the maximum purchase price of $36.00 per Share, subject to any increase we may later make, we could purchase up to 3,611,111 Shares if the Offer is fully subscribed, which would represent approximately 16.2% of our outstanding Shares as of March 15, 2013. At the minimum purchase price of $32.00 per Share, subject to any increase we may later make, we could purchase up to 4,062,500 Shares if the Offer is fully subscribed, which would represent approximately 18.2% of our outstanding Shares as of March 15, 2013.”

(7) Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is hereby amended to insert the following language as a new second paragraph:

“We intend to spend up to $130,000,000 to purchase our Shares, which at the price range specified could, if the Offer is fully subscribed, result in our purchase of between 3,611,111 and 4,062,500 Shares, or up to approximately 18.2% of our outstanding Shares as of March 15, 2013. In accordance with the rules of the SEC, we may, without amending or extending the Offer, increase the number of Shares accepted for payment in the Offer by no more than 2% of the number of our outstanding Shares. If we increase the number of Shares accepted for payment by 2% of the number of our outstanding Shares, the maximum number of Shares that will be purchased pursuant to the Offer is 4,509,206, or approximately 20.2% of our outstanding Shares. If we purchase an additional number of Shares in excess of 2% of the number of our outstanding Shares, we will amend and extend the Offer in compliance with applicable law. See Section 15.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORRESTER RESEARCH, INC.

By:	/s/ Michael A. Doyle
Name:	Michael A. Doyle
Title:	Chief Financial Offer and Treasurer

Date: April 10, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 3, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 3, 2013.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 3, 2013.*

(a)(1)(F)	Summary Advertisement, dated April 3, 2013.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Tender Offer, dated April 1, 2013 (incorporated by reference to Exhibit 99.1 of our current report on Form 8-K filed with the SEC on April 1, 2013).

(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated April 3, 2013.*

(a)(5)(C)	Internal Company blog post in connection with the Tender Offer, published April 3, 2013.*

(b)	None.

(d)(1)	Registration Rights and Non-Competition Agreement (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-1 filed with the SEC on September 26, 1996).

(d)(2)(A)	1996 Amended and Restated Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 of our annual report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(2)(B)	Form of Stock Option Certificate (1996 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2004).

(d)(2)(C)	Form of Performance-Based Option Certificate (1996 Amended and Restated Equity Incentive Plan) (incorporated by reference to Exhibit 10.10 of our quarterly report on Form 10-Q for the quarter ended March 31, 2005).

(d)(3)(A)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 of our quarterly report on form 10-Q for the quarterly period ended March 31, 2002).

(d)(3)(B)	Form of Director’s Option Certificate (1996 Amended and Restated Stock Option Plan for Non-Employee Directors) (incorporated by reference to Exhibit 10.12 of our quarterly report on Form 10-Q for the quarter ended June 30, 2005).

(d)(4)(A)	Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit A of our definitive proxy on Schedule 14A filed with the SEC on March 26, 2012).

(d)(4)(B)	Form of Incentive Stock Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended September 30, 2006).

(d)(4)(C)	Form of Non-Qualified Stock Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the quarter ended September 30, 2006).

(d)(4)(D)	Form of Performance-Based Option Certificate (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.17 of our annual report on Form 10-K for the year ended December 31, 2006).

(d)(4)(E)	Form of Performance-Based Restricted Stock Unit Award Agreement (2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(4)(F)	Form of Restricted Stock Unit Award Agreement (Amended and Restated 2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.15 of our annual report on Form 10-K for the year ended December 31, 2012).

(d)(4)(G)	Form of Restricted Stock Unit Award Agreement for Directors (Amended and Restated 2006 Equity Incentive Plan) (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended June 30, 2012).

(d)(5)(A)	Stock Option Plan for Directors, as amended (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2010).

(d)(5)(B)	Form of Director’s Option Certificate (2006 Stock Option Plan for Directors) (incorporated by reference to Exhibit 10.18 of our annual report on Form 10-K for the year ended December 31, 2006).

(d)(6)	Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of our annual report on Form 10-K for the fiscal year ended December 31, 2011).

(d)(7)	Employment Offer Letter from the Company to Michael A. Doyle dated July 24, 2007 (incorporated by reference to Exhibit 10.21 of our annual report on Form 10-K for the fiscal year ended December 31, 2006).

(d)(8)	Employment Agreement between Forrester Research B.V. and Dennis van Lingen dated as of June 20, 2000, and Addendum thereto dated May 21, 2001 (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the quarter ended March 31, 2008).

(d)(9)	Employment Offer Letter from the Company to Steven Peltzman dated September 6, 2011.*

(d)(10)	Corporate Governance Guidelines.*

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO.